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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Parkvale Financial Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)


(CUSIP Number)
701492100

12/31/01
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ X ]Rule 13d-1(b)
[   ]Rule 13d-1(c)
[   ]Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701492100

1.  Names of Reporting Persons Beck, Mack & Oliver LLC
I.R.S. Identification Nos. of above persons (entities only). 13-0477010

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)........................................................................
 b)........................................................................

3.SEC Use Only
 ...........................................................................

4.Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power 	0

6.Shared Voting Power	0

7.Sole Dispositive Power	0

8.Shared Dispositive Power 417,807

9.Aggregate Amount Beneficially Owned by Each Reporting Person	417,807

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions

11.Percent of Class Represented by Amount in Row (9) 7.37%

12.Type of Reporting Person (See Instructions)

IA

Item 1.
(a)Name of Issuer
Parkvale Financial Corp
(b)Address of Issuer's Principal Executive Offices

4220 William Penn Hwy
Monroeville, PA  15146

Item 2.

(a)Name of Person Filing Beck, Mack & Oliver LLC

(b)Address of Principal Business Office or, if none, Residence
330 Madison Avenue
New York, NY  10017

(c)Citizenship

New York

(d)Title of Class of Securities

Common Stock

(e)CUSIP Number

701492100

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[   ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
 78c).

(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[X ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
 80a-3);

(j)[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item
4.Ownership.
Provide the following information regarding the aggregate number and Percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: 417,807

(b)Percent of class:  7.37%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 417,807

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this statement are owned by investment advisory clients of Beck, Mack & Oliver LLC. These clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one of these clients own more than 5% of such class of securities.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

Not Applicable

Item 8.Identification and Classification of Members of the Group

Not Applicable

Item 9.Notice of Dissolution of Group

Not Applicable

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Robert C. Beck
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 11, 2002

Robert C. Beck
Signature

Robert C. Beck, Managing Member
Name/Title